UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 2, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores,

Inc. Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Kohl’s Department Stores, Inc. Savings Plan

February 2, 2008 and February 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator for

Kohl’s Department Stores, Inc. Savings Plan

Menomonee Falls, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of February 2, 2008 and February 3, 2007 and the related statement of changes in assets available for benefits for the year ended February 2, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of February 2, 2008 and February 3, 2007, and the changes in assets available for benefits for the year ended February 2, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

/s/ VIRCHOW KRAUSE & COMPANY, LLP

Milwaukee, Wisconsin
July 22, 2008

Kohl’s Department Stores, Inc. Savings Plan

Statements of Assets Available for Benefits

	February 2, 2008	February 3, 2007
Cash	$102,159	$83,272
Investments, at fair value	405,314,908	388,092,206

Receivables:
Company contribution	10,964,246	12,505,223
Participants’ contributions	440,953	728,357

Assets available for benefits - at fair value	416,822,266	401,409,058
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	121,930	66,808

Total assets available for benefits	$416,944,196	$401,475,866

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended February 2, 2008

Additions:
Contributions:
Company	$24,119,005
Participants	41,415,891
Rollovers	3,864,687

Total contributions	69,399,583
Interest and dividend income	22,884,796

Total additions	92,284,379

Deductions:
Net realized and unrealized depreciation in fair value of investments	40,019,471
Benefit and withdrawal payments	36,796,578

Total deductions	76,816,049

Net increase in assets available for benefits	15,468,330
Assets available for benefits at beginning of year	401,475,866

Assets available for benefits at end of year	$416,944,196

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all full-time and part-time employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly owned subsidiary of Kohl’s Corporation. All full-time employees are eligible when they start and part-time employees are eligible once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the “Savings Plan Handbook” for a description of the Plan.

Certain Plan investments are shares of mutual funds managed by Putnam Investments, which was owned by Marsh & McLennan, the parent company of Mercer. Mercer is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. On August 3, 2007, March & McLennan sold its interest in Putnam Investments to an unrelated buyer.

2. Summary of Significant Accounting Policies

Valuation of Investments

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measure attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Assets Available for Benefits presents the fair value of the investment in the common trust as well as the adjustment of the investment in the common trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Assets Available for Benefits is presented on a contract value basis.

Investments in Kohl’s Corporation common stock, mutual funds and a common collective trust index fund are valued at fair value as established by quoted market prices. The fair value of the Putnam Stable Value Fund, a common collective trust fund, was determined based on the fair value of the underlying assets of the fund. Participant notes receivable are stated at the unpaid principal balance, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Guaranteed investment contracts that are fully benefit responsive are valued at contract value, which approximates fair value.

The net realized gains or losses on the sale of investments represents the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

2. Summary of Significant Accounting Policies (continued)

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s 20 investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

The Plan pays all substantial expenses related to the administration of the Plan. Remaining incidental expenses are allocated to participants.

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of the adoption of this statement.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 25% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company’s matching contribution is equal to 100% of each participant’s contribution, up to a maximum of 3% of the participant’s base compensation. The Plan also provides for additional Company profit-sharing contributions based on the discretion of the Company’s Board of Directors.

The Company’s matching and profit-sharing contributions are 100% vested after 3 years of credited service.

Upon termination, the nonvested portion of any participant account is forfeited and applied to reduce future Company contributions. Company contributions were reduced by $2,438,634 for the year ended February 2, 2008. Forfeitures totaled $1,349,457 for the year ended February 2, 2008 and $3,597,683 for the year ended February 3, 2007.

Vested benefits for retired participants and total and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

4. Investments

As of February 2, 2008 and February 3, 2007, the Plan’s investments consisted of the following:

	February 2, 2008	February 3, 2007
Kohl’s Corporation common stock	$48,613,368	$74,864,892
Mutual funds	252,435,952	214,200,404
Common collective trust index fund	38,020,870	37,571,185
Common collective trust stable value fund	55,300,763	52,538,124
Participant loans	10,943,955	8,917,601

Total Investments - at fair value	$405,314,908	$388,092,206

During the year ended February 2, 2008, the Plan’s investments, including investments purchased, sold, and held, depreciated in fair value as determined by quoted redemption or market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Kohl’s Corporation common stock	$(28,237,386)
Common collective trust index fund	(774,980)
Mutual funds	(11,007,105)

$(40,019,471)

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

4. Investments (continued)

The fair value of investments representing 5% or more of the Plan’s assets are as follows:

	February 2, 2008	February 3, 2007
American Funds Growth Fund of America	$66,176,303	$63,137,673
Kohl’s Corporation Common Stock*	48,613,368	74,864,892
Putnam Stable Value Fund*	55,300,763	52,538,124
Putnam S&P 500 Index Fund*	38,020,870	37,571,185
T. Rowe Price Balanced Fund	37,231,418	36,270,987
American Funds Europacific Growth Fund	33,029,836	28,077,892
Dodge & Cox Stock Fund	24,486,462	24,154,289
Oppenheimer Developing Markets	24,198,501	—
Putnam Retirement Ready Portfolio Class Y*	—	19,751,715
SSGA Target Retirement Portfolio	38,341,157	—

*	Indicates party in interest to the Plan.

Putnam Stable Value Fund

The Putnam Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. For the Plan years ended February 2, 2008 and February 3, 2007, the average yield and crediting interest rates were approximately five percent.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

4. Investments (continued)

	February 2, 2008	February 3, 2007
Shares of common collective trust fund
Putnam Stable Value Fund - at fair value	$55,300,763	$52,538,124
Adjustment to contract value	121,930	66,808

Putnam Stable Value Fund - at contract value	$55,422,693	$52,604,932

5. Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate commensurate with the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

6. Amount Owed to Participants Withdrawing from the Plan

There were no amounts owed to participants who have withdrawn from the plan as of February 2, 2008 or February 3, 2007.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator and the Company believe the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

February 2, 2008 and February 3, 2007

9. Reconciliation of Financial Statements to Schedule H Form 5500

The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2007 Form 5500, Schedule H, Part I:

	February 2, 2008	February 3, 2007
Assets available for benefits as reported in the financial statements	$416,944,196	$401,475,866
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(121,930)	(66,808)

Assets as reported on Form 5500	$416,822,266	$401,409,058

The following is a reconciliation of the net increase in assets available for benefits as reported in the 2007 financial statements to the net income as reported on the 2007 Form 5500, Schedule H, Part II:

Net increase in assets available for benefits as reported in the financial statements	$15,468,330
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	(55,122)

Net income as reported on Form 5500	$15,413,208

Kohl’s Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i- Schedule of Assets (Held At End of Year)

February 2, 2008

(a) Parties in interest to the Plan	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Number of Shares/Units	(d) Cost	(e) Current Value
	Mutual Funds:
	American Funds Europacific Growth Fund	691,869.199	**	$33,029,836
	American Funds Growth Fund of America	2,037,448.019	**	66,176,303
	Dodge & Cox Stock Fund	184,622.348	**	24,486,462
	Laudus US Small Cap Fund Institutional	888,693.619	**	8,309,285
	Oppenheimer Developing Markets	534,419.196	**	24,198,501
	PIMCO Total Return Fund	1,876,747.485	**	20,662,990
	T. Rowe Price Balanced Fund	1,872,807.760	**	37,231,418
	SSGA Target Retirement Income Strategy	119,665.641	**	1,386,925
	SSGA Target Retirement 2010 Strategy	272,215.626	**	3,177,029
	SSGA Target Retirement 2015 Strategy	362,320.522	**	3,654,365
	SSGA Target Retirement 2020 Strategy	403,818.280	**	4,867,626
	SSGA Target Retirement 2025 Strategy	566,571.163	**	5,627,185
	SSGA Target Retirement 2030 Strategy	438,003.266	**	5,400,142
	SSGA Target Retirement 2035 Strategy	510,710.077	**	5,014,152
	SSGA Target Retirement 2040 Strategy	281,883.335	**	3,554,267
	SSGA Target Retirement 2045 Strategy	366,494.121	**	3,597,140
	SSGA Target Retirement 2050 Strategy	210,291.224	**	2,062,326
	Common Collective Trust Index Fund:
*	Putnam S&P 500 Index Fund	1,021,242.827	**	38,020,870
	Common Collective Trust Fund:
*	Putnam Stable Value Fund	55,422,692.913	**	55,300,763
*	Kohl’s Corporation Common Stock	1,058,423.002	**	48,613,368
*	Participant Notes Receivable, interest range from 4% to 9%		-0-	10,943,955

				$405,314,908

*	Indicates party in interest to the Plan
**	Cost omitted for participant directed funds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ WESLEY S. MCDONALD
Wesley S. McDonald
Chief Financial Officer

Date: July 24, 2008